__________________________________________________________________________



                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                          ______________________

                                 FORM 6-K


                     REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a OR 15d-16 OF
                  THE SECURITIES AND EXCHANGE ACT OF 1934


                      For the month of February 2000.


                      INDEPENDENT ENERGY HOLDINGS plc
              (Translation of Registrant's Name Into English)

                              RADCLIFFE HOUSE
                              BLENHEIM COURT
                      SOLIHULL, WEST MIDLANDS B91 2AA
                              UNITED KINGDOM
                 (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

     Form 20-F      X         Form 40-F
                  -----                  ------

     (Indicated by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934).

          Yes                       No      X
                  -----                  ------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               . )

__________________________________________________________________________


1. Press Release dated February 15, 2000, entitled "Interim Results for the six months to 31 December 1999."

                      INDEPENDENT ENERGY HOLDINGS PLC
          INTERIM RESULTS FOR THE SIX MONTHS TO 31 DECEMBER 1999

INDEPENDENT ENERGY HOLDINGS PLC ("INDEPENDENT ENERGY"), THE LONDON AND NASDAQ QUOTED ELECTRICITY, GAS AND TELECOMMS SUPPLIER, ANNOUNCES INTERIM RESULTS FOR THE SIX MONTHS TO 31 DECEMBER 1999.

*    Turnover increased by 284% to [BRITISH POUND]338m (1998: [BRITISH
     POUND]88m)

*    Pre-tax profit of [BRITISH POUND]12.1m (1998: [BRITISH POUND]707,000)

*    Post-tax profit of [BRITISH POUND]8.4m (1998: [BRITISH POUND]707,000)

* Customers now on stream increased to 259,000 for electricity and 63,000 for gas (1998: 2,425 and nil)

*    Customers increasing at an average rate of 7,000 per week

*    Total contracted annualised sales now [BRITISH POUND]1 billion (1998:
     [BRITISH POUND]400m)

*    Self generated electricity increased to 90MW (1998: 36.5MW)

*    Substantial progress on billing issues

*    Completed integration of York Gas

* Marketing underway to offer telecom services to small businesses following agreement with Future Integrated Telephony

JOHN SULLEY, CHIEF EXECUTIVE, INDEPENDENT ENERGY, COMMENTED:

" THE GROUP HAD AN EXCEPTIONALLY GOOD START TO THE YEAR INCREASING SALES AND PROFITABILITY AHEAD OF ORIGINAL EXPECTATIONS. THIS TREND HAS CONTINUED INTO OUR SECOND HALF. WE HAVE FURTHER DEVELOPED OUR MULTI UTILITY OFFER TO INCLUDE BOTH MOBILE AND FIXED TELEPHONES; THE RESPONSE TO THIS HAS BEEN VERY ENCOURAGING TO DATE."

" GOING FORWARD WE WILL CONTINUE TO PURSUE FURTHER ORGANIC GROWTH WITHIN THE UK THROUGH BOTH EXISTING AND NEW UTILITY OFFERS WHILST ALSO TARGETING THE EUROPEAN MARKETS. IT IS ALSO PLEASING TO REPORT SUBSTANTIAL PROGRESS IN REMOVING THE DELAY IN BILLS GOING OUT. THE COMPANY HAS PUT IN PLACE PROCEDURES TO OVERCOME THE DATA PROBLEMS WHICH CONTINUE TO AFFECT THE INDUSTRY IN GENERAL. THE PROSPECTS FOR THE GROUP REMAIN MORE THAN ENCOURAGING."

                             16 FEBRUARY 2000

ENQUIRIES:
INDEPENDENT ENERGY             TEL: 0121 705 1111
John Sulley, Chief Executive
Ian Stewart, Finance Director

COLLEGE HILL                   TEL: 0171 457 2020
James Henderson
Chelsea Allen

                           REVIEW OF OPERATIONS

RESULTS

The Group has had an exceptionally good start to the year, with turnover increasing from [BRITISH POUND]88m to [BRITISH POUND]338 million. This progress reflects Independent Energy's recently established position as the cost effective alternative for electricity supply. Volume of electricity supplied has increased over 240% to 7.2 TWh (1998: 2.1 TWh), giving Independent Energy around a 5% market share of the UK electricity market. The group has successfully capitalised on its growing presence within the utility sector by acquiring a material number of gas customers in the first half.

Contracted gas and electricity annualised sales are currently [BRITISH POUND]1 billion, up from [BRITISH POUND]400 million at December 1998. Electricity sales split as follows; [BRITISH POUND]548m medium-sized businesses market (over-100kW), [BRITISH POUND]374m small-sized businesses (sub-100kW), and [BRITISH POUND]47m domestic customers. Annualised gas sales are up to [BRITISH POUND]31m. A total of 259,000 electricity customers are now on line as well as 63,000 gas customers. The growth continues with customers in the sub 100kW market increasing at a rate of 7,000 per week.

Pre-tax profit increased to [BRITISH POUND]12.1 million (1998: [BRITISH POUND]707,000) and post-tax profit rose to [BRITISH POUND]8.4 million (1998: [BRITISH POUND]707,000). The Board believes these results, which are above our original expectations, highlight the material progress the Group has made in a short period of time.

ELECTRICITY SUPPLY

Current electricity sales represent an annualised run rate of [BRITISH POUND]969m, an increase of 142% from a year ago.

In the small business/domestic markets the sales effort is continuing to deliver 7,000 customers per week. The creation of an electricity/gas /telecom package for the small business market is being well received and this will be used as a platform from which to drive forward sales in to the future. The domestic market will continue to be attacked through affinity arrangements offering "dual fuel".

CUSTOMER BILLING

Customer billing in the medium business (over-100kW) electricity and all gas markets continues to run smoothly. These categories of business represent 60% of billable sales in this period.

In the small business/domestic (sub-100kW) market industry problems with the quality of data have resulted in delays to the billing of many customers. At the time of full de-regulation of the electricity industry, the Regional Electricity Companies were made responsible for passing on meter reading and relevant meter details for all of their former customers to new electricity suppliers. This transfer of data has not happened as smoothly as originally envisaged by the industry and the Regulator and is a problem for the whole of the electricity industry. Data problems have been experienced in the majority of new customers which has delayed the sending out of bills. The Company has developed new software and procedures to allow it to overcome the data inadequacies.

The industry wide billing issue only relates to those customers in the sub 100k market who have been most recently deregulated. This category represents some 40% of sales in the half year period. Billable sales falling into this category at 31 December 1999 stood at [BRITISH POUND]130 million with [BRITISH POUND]35 million (27%) having been billed. After implementing the new software and procedures some three weeks ago, an additional [BRITISH POUND]52 million was billed by 15 February 2000. At 15 February billable sales are now [BRITISH POUND]166 million with bills worth [BRITISH POUND]87 million (52%) having been issued. The Group is confident that significant progress will continue to be made.


MARKETING AGREEMENT TO OFFER TELECOM SERVICES TO BUSINESS CUSTOMERS

On 29 December 1999 we announced a marketing agreement with Future Integrated Telephony PLC ("FIT") allowing us to sell telecoms services alongside our gas and electricity package to business customers. Gas and electricity will also be sold to FIT customers with FIT acting as a sales agent.

Independent Energy will receive commissions from FIT in respect of the telecoms services sold which will be receivable in FIT shares (up to a maximum of 2.5 million shares) and in cash, based on the number of customer acquisitions. The share arrangement will exist for one year and the full allocation equates to 57,000 new telecom customers. This is a significant move for the Group and the first step towards becoming a true multi-utility. Marketing started at the end of January and on the basis of early indications we are confident of achieving the ambitious telecoms sales targets we have set and benefiting from both the cash and share commission which equates to 13% of FIT stock. A key benefit to business customers of this agreement is the single offering of both mobile and fixed telephone supply and billing.

GAS OFFERING

In October, the Group acquired York Gas Limited from Kelda Group plc, following a trial retail partnership in 1998 and the award of a licence to supply gas to households as well as business customers in June 1999. York Gas is now fully integrated within Independent Energy. Gas sales have now reached [BRITISH POUND]31 million on an annualised basis.

Following the agreement with FIT Independent Energy has progressed its multi-utility offering of gas, electricity and telecoms for business customers. It intends to continue to exploit existing affinity marketing with Amerada, CPL and Cambridge Gas to supply gas and electricity to the domestic market.

MEETING ENERGY REQUIREMENTS

Although the company purchases the majority of the energy requirements for its customers from the pool, the company's generation and gas assets provide a significant contribution to the reduction of overall energy cost. Independent Energy generates electricity from a number of its own gas fired plants, situated throughout the UK, for sale direct to its customers.
These plants are fuelled by its own small onshore gas fields and other stranded fuels.

Considerable progress has been made in electricity generation over the past year with 26 MW of generation being brought on-stream this quarter. Independent Energy now generates a total of 90MW with a further 60MW anticipated to be on stream by the end of the calendar year.

Independent Energy continues to be conscious of the need for energy conservation and environmental issues and its policy is always to examine any opportunity for the more efficient production and use of energy.

FARM OUT OF EXPLORATION ACREAGE

In February 1999 the Group announced the farm out of the exploration of its Petroleum Licences on the Lancashire Plain, in the East Midlands and in The Weald to Archean Energy (UK) Ltd and ISO (UK) Ltd, a subsidiary and an affiliate of Archean Energy Ltd, a medium sized Canadian oil and exploration and production company.

To date a total of 4 wells have been drilled out of a projected 7, with one gas discovery at Cowden and an oil discovery at Lingfield. These are very preliminary and results of further tests need to be evaluated. The Group anticipates making a further announcement before the year end.

The whole exploration programme is being carried out at no cost to Independent Energy.

OVERSEAS STRATEGY

The company continues to work on developing the framework for replication of its UK model as continental European markets deregulate. Progress is being made on developing relationships which will enable market entry into Spain. No material sales are expected in the current financial year but it is hoped to create a platform for future growth before the end of this year.

STRATEGY AND PROSPECTS

The Group has had an exceptionally good start to the year increasing sales and profitability ahead of original expectations. This trend has continued into the second half. Independent Energy now has a material small to medium business customer base and is ideally placed to capitalise on its position as an electricity and gas supplier. Its recent entry into the supply of telecomms services is a significant development and the Group intends to seek ways of broadening its product offerings in the future.

Whilst small to medium sized businesses continue to be its main customer focus, Independent Energy will continue to target domestic customers through affinity relationships. The Group believes it can achieve considerable organic growth from its existing offering in the UK, aside from its overseas ambitions.

The prospects for the Group remain more than encouraging. Independent Energy is ideally placed to move into its next phase of growth.

JOHN SULLEY
CHIEF EXECUTIVE
16 FEBRUARY 2000


NOTE:

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Independent Energy believes that its expectations are based on reasonable assumptions, it can give no assurance that such expectations will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include, but are not limited to, success in implementing its business strategies, increases in the cost of energy, the nature and extent of new competition and changes in the general economic condition in the United Kingdom and/or in the markets in which it compete. Many of these factors are beyond the control of Independent Energy and its management.


                         INDEPENDENT ENERGY HOLDINGS PLC
            UNAUDITED RESULTS FOR THE SIX MONTHS TO 31 DECEMBER 1999
                     ABRIDGED GROUP PROFIT AND LOSS ACCOUNT


                                               6 months                   6 months
                                                  ended     6 months         ended     Year ended
                                            31 December        ended   31 December        30 June
                                                   1999  31 December          1998           1999
                                            (Unaudited)         1999   (Unaudited)      (Audited)
                                               [BRITISH  (Unaudited)      [BRITISH       [BRITISH
                                              POUND]000         $000     POUND]000      POUND]000

TURNOVER                                        337,692      546,170        88,218        246,856

Cost of sales                                  (313,219)    (506,570)      (85,297)      (234,387)

GROSS PROFIT                                     24,473       36,600         2,921         12,469


Net operating expenses                           (8,393)     (13,578)       (1,584)        (4,530)

Depreciation & amortisation                      (1,405)      (2,272)         (702)        (1,650)

OPERATING PROFIT                                 14,675       23,750           635          6,289

Net interest & similar (expense) / income        (2,609)      (4,216)           72         (1,353)

PROFIT ON ORDINARY ACTIVITIES BEFORE
TAXATION                                         12,066       19,534           707          4,936

Taxation                                         (3,620)      (5,860)            0           (929)

PROFIT ON ORDINARY ACTIVITIES AFTER
TAXATION                                          8,446       13,674           707          4,007


BASIC EARNINGS PER SHARE                           26.7p          43c          2.9p          15.7p

DILUTED EARNINGS PER SHARE                         24.1p          39c          2.6p          14.2p

NOTES:

i ) The three months results have been translated into US dollars solely for the convenience of readers at a rate of $1.60 per [BRITISH POUND]1 which was the average exchange rate for the quarter to 30th September 1999, for the first three months, and at a rate of $1.63 per [BRITISH POUND]1, which was the average exchange for the quarter to 31 December 1999.

These translations should not be construed as representative of US dollar values that would have been obtained had they been computed in accordance with US generally accepted accounting principles.

ii )   p = Pence.  c =  US cents.


                      INDEPENDENT ENERGY HOLDINGS PLC
         UNAUDITED RESULTS FOR THE SIX MONTHS TO 31 DECEMBER 1999
                       ABRIDGED GROUP BALANCE SHEET



                                          As at        As at         As at
                                    31 December  31 December       30 June
                                           1999         1998          1998
                                    (Unaudited)  (Unaudited)     (Audited)
                                       [BRITISH     [BRITISH      [BRITISH
                                      POUND]000    POUND]000     POUND]000

     FIXED ASSETS                        64,384       32,730        45,842

     NET CURRENT ASSETS
          Cash                            1,405        2,894           578
          Security deposit                4,029        7,557         6,738
          Debtors                       271,670       50,477        84,383
          Creditors                    (161,978)     (34,136)      (68,513)
          Corporation tax                  (600)

     TOTAL NET CURRENT ASSETS           114,526       26,792        23,186


     CREDITORS - DUE AFTER MORE
     THAN 1 YEAR                        (24,516)     (14,154)      (19,220)

     PROVISIONS FOR LIABILITIES
     AND CHARGES                         (3,949)           0          (929)


     NET ASSETS                         150,445       45,368        48,879


     CAPITAL AND RESERVES
          Ordinary share capital            367          261           263
          Share premium account         139,046       45,822        46,030
          Profit and loss
             account                     11,032         (715)        2,586

     SHAREHOLDERS' FUNDS                150,445       45,368        48,879




NOTES:

1)   THE BASIS OF PREPARATION
     This six months reports have been prepared using the same accounting policies used for the full annual report for the year ended 30th June 1999.

2)   EARNINGS PER SHARE
     Basic EPS for the six months is based on the weighted average number of ordinary shares of 31,663,761 (1998: 24,752,402). Diluted EPS for the six months is based on the weighted average number of ordinary shares of 35,949,030 (1998: 28,310,400).



                      INDEPENDENT ENERGY HOLDINGS PLC
         UNAUDITED RESULTS FOR THE SIX MONTHS TO 31 DECEMBER 1999
                    ABRIDGED GROUP CASH FLOW STATEMENT



                                              6 months
                                 6 months        ended
                                    ended  31 December    Year ended
                              31 December         1998       30 June
                                     1999  (Unaudited)          1999
                              (Unaudited)     [BRITISH     (Audited)
                                 [BRITISH    POUND]000      [BRITISH
                                POUND]000                  POUND]000


Operating Profit                   14,675          635         6,289
Depreciation & amortisation         1,405          702         1,650
(Increase) in working
capital                          (116,580)     (15,710)      (39,666)

NET CASH (OUTFLOW) FROM
OPERATING ACTIVITIES             (100,500)     (14,373)      (31,727)


RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE
INTEREST (PAID)/RECEIVED           (2,741)           5        (1,771)

CAPITAL EXPENDITURE

Payments to acquire fixed
assets (net)                       (8,687)      (7,180)      (14,845)

Payments to acquire
subsidiary undertakings            (4,422)           0             0


TOTAL CAPITAL EXPENDITURE         (13,109)      (7,180)      (14,845)



FINANCING - SHARES

Issue of ordinary shares
(net of expenses)                  93,120       35,209        35,419

TOTAL FINANCING - SHARES           93,120       35,209        35,419

FINANCING - LOANS
New loans                          39,000        2,674         5,172
Repayment of loans                   (673)      (5,900)       (6,400)
Capital element of finance           (814)        (582)       (1,189)
lease rental payment

TOTAL FINANCING - LOANS            37,513       (3,808)       (2,417)

NET CASH INFLOW/(OUTFLOW)
IN THE PERIOD                      14,283        9,853       (15,341)


Net effect of exchange rate
movements                              37           (1)           20

INCREASE/ (DECREASE) IN
CASH & INVESTMENTS IN THE
PERIOD                             14,320        9,852       (15,321)


                      INDEPENDENT ENERGY HOLDINGS PLC
       UNAUDITED RESULTS FOR THE THREE MONTHS TO 31ST DECEMBER 1999
                  ABRIDGED GROUP PROFIT AND LOSS ACCOUNT

                       3 months     3 months     3 months       Year
                       ended 31     ended 31     ended 31      ended
                       December     December     December    30 June
                           1999         1999         1998       1999
                    (Unaudited)  (Unaudited)  (Unaudited)  (Audited)
                       [BRITISH         $000     [BRITISH   [BRITISH
                      POUND]000                 POUND]000  POUND]000

TURNOVER                195,424      318,541       61,191    246,856

Cost of sales          (180,662)    (294,479)     (59,335)  (234,387)

GROSS PROFIT             14,762       24,062        1,856     12,469


Net operating            (4,972)      (8,104)        (903)    (4,530)
expenses

Depreciation &
amortisation               (821)      (1,338)        (366)    (1,650)

OPERATING PROFIT          8,969       14,619          587      6,289

Net interest &
similar (expense)
/ income                 (1,397)      (2,277)          25     (1,353)

PROFIT ON ORDINARY
ACTIVITIES BEFORE
TAXATION                  7,572       12,342          612      4,936

Taxation                 (2,272)      (3,703)           0       (929)

PROFIT ON ORDINARY
ACTIVITIES AFTER
TAXATION                  5,300        8,639          612      4,007


Basic Earnings per
share                      14.4p          24c          2.3p      15.7p

Diluted Earnings
per share                  13.2p          22c          2.1p      14.2p

NOTES:
i ) The three months results have been translated into US dollars solely for the convenience of readers at a rate of $1.63 per [BRITISH POUND]1 which was the average exchange rate for the quarter to 31 December 1999.

These translations should not be construed as representative of US dollar values that would have been obtained had they been computed in accordance with US generally accepted accounting principles.

ii )          p = Pence.  c =  US cents.


                      INDEPENDENT ENERGY HOLDINGS PLC
       UNAUDITED RESULTS FOR THE THREE MONTHS TO 31ST DECEMBER 1999
                    ABRIDGED GROUP CASH FLOW STATEMENT

                                  3 months
                                     ended  3 months ended     Year ended
                               31 December     31 December        30 June
                                      1999            1998           1999
                               (Unaudited)     (Unaudited)      (Audited)
                                  [BRITISH        [BRITISH       [BRITISH
                                 POUND]000       POUND]000      POUND]000

Operating Profit                     8,949             586          6,289
Depreciation & amortisation            821             366          1,650
(Increase) in working
capital                            (82,715)         (6,920)       (39,666)

NET CASH (OUTFLOW) FROM
OPERATING ACTIVITIES               (72,945)         (5,968)       (31,727)

RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE
INTEREST (PAID)/RECEIVED            (1,398)              4         (1,771)

CAPITAL EXPENDITURE

Payments to acquire fixed
assets (net)                        (2,315)         (2,426)       (14,845)

Payments to acquire
subsidiary undertakings             (4,422)              0              0


TOTAL CAPITAL EXPENDITURE           (6,737)         (2,426)       (14,845)



FINANCING - SHARES

Issue of ordinary shares
(net of expenses)                   93,120             (10)        35,419

TOTAL FINANCING - SHARES            93,120             (10)        35,419

FINANCING - LOANS

New loans                           35,000           2,673          5,172
Repayment of loans                    (673)           (250)        (6,400)

Capital element of finance
lease rental payment                  (447)           (313)        (1,189)

TOTAL FINANCING - LOANS             33,880           2,110         (2,417)

NET CASH (INFLOW) IN THE
PERIOD                              45,920          (6,290)       (15,341)

Net effect of exchange rate
movements                               50               7             20

INCREASE/(DECREASE) IN CASH
& INVESTMENTS IN THE PERIOD         45,970          (6,283)        (14,321)


                                SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   INDEPENDENT ENERGY HOLDINGS plc



Date:  February 15, 2000           By:  /S/ JOHN SULLEY
                                        -------------------------------
                                        John Sulley
                                        Chief Executive